

May 23, 2013

Via Facsimile
Mr. Robert D. Davis
Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024

      Re: Rent-A-Center, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 26, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed March 25, 2013
              File No. 0-25370

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Comparison of the Years Ended December 31, 2012 and 2011

1.   We note that your store revenue has increased by $195.7 million, and that same store revenues comprised $33.6 million of the increase. Please tell us and expand your narrative in future filings to quantify any other significant factors which contributed to the fluctuation in your store revenue. For example, it appears to us that acquisitions, volume of units on rent, and/or merchandise sales may also impact your store revenue on a period-to-period basis. Refer to Item 303(A)(3)(i) of Regulation S-K, as well as Section 501.04 of the SEC Codification of Financial Reporting Policies.

2.   Please tell us and revise future filings, as applicable, to explain how changes in the promotional sales strategies in the Core U.S. Segment impacted your gross margin in 2012.

3.   Please tell us and more fully describe, in future filings, the major components of the increase in salaries and other expenses associated with the expansion of your RAC Acceptance and International segments, as applicable.

4.   In future annual and quarterly filings, please expand your MD&A to include a discussion of the changes in segment revenue and segment earnings, between comparative periods, for each of your segments. Your narrative should quantify the reasons you identify for the material changes in your segment revenue, as well as address and quantify the underlying factors that contributed to changes in segment earnings from period-to-period.

Item 8. Financial Statements and Supplementary Data, page 61

Note P – Segment Information, page 61

5.   We note from your narrative that you offer merchandise from four basic product categories: consumer electronics, appliances, computers, furniture and accessories. Please revise future filings to provide revenue by product as provided in FASB ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

Explanation of CEO Compensation Increase in 2012, page 26

6.   We note your disclosure that in 2012 Mr. Speese received certain equity awards instead of the long-term cash award he has received in past years. Please advise why you determined to alter the structure of Mr. Speese's compensation in 2012, including how you determined the amount of the award.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Robert D. Davis
Rent-A-Center, Inc.
May 23, 2013
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief